UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D)

OF THE SECURITIES ACT OF 1934

For the Fiscal Year Ended December 31, 2010

1-8931

Commission File Number

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

CUBIC APPLICATIONS, INC. 401(k) RETIREMENT PLAN

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CUBIC CORPORATION

9333 Balboa Avenue

San Diego, California 92123

Telephone (858) 277-6780

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009

*     Other schedules required by Section 2520.103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Participants of the

Cubic Applications, Inc. 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Cubic Applications, Inc. 401(k) Retirement Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MAYER HOFFMAN McCANN P.C.

San Diego, California

June 13, 2011

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009

Assets:
Investments, at fair value:
Guaranteed interest account	$6,946,314	$5,895,925
Mutual funds	76,392,873	66,276,469
Stable value fund	9,001,067	7,515,173
Cubic Corporation common stock	1,721,157	1,398,602

Total investments	94,061,411	81,086,169

Receivables:
Notes receivable from participants	2,085,346	1,983,342

Total receivables	2,085,346	1,983,342

Total assets	96,146,757	83,069,511

Liabilities:
Excess contributions payable	4,168	37,650

Total liabilities	4,168	37,650

Net assets available for benefits reflecting all investments at fair value	96,142,589	83,031,861

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(193,761)	7,523

Net assets available for benefits	$95,948,828	$83,039,384

See the accompanying notes to financial statements.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2010

Additions to net assets attributed to:
Investment income:
Interest and dividends	$1,032,367
Interest on guranteed interest account	200,666
Net change in fair value of investments	7,051,317

Total investment income	8,284,350

Interest income on notes receivable from participants	103,146

Contributions:
Participants’	7,950,955
Employer’s	3,723,925
Participants’ rollovers from other qualified plans, net	693,427

Total contributions	12,368,307

Total additions	20,755,803

Deductions from net assets attributed to:
Benefits paid to participants	7,830,961
Administrative expenses	15,398

Total deductions	7,846,359

Net increase	12,909,444

Net assets available for benefits:
Beginning of year	83,039,384

End of year	$95,948,828

See the accompanying notes to financial statement.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1)                     Plan Description

The following description of the Cubic Applications, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan.

(a)                     General

The Plan, which was effective April 8, 1994 and amended from time to time thereafter, is a defined contribution plan covering eligible full-time, part-time and part-time on-call non-union employees of Cubic Applications, Inc. (the “Company”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)                     Contributions

Plan participants may voluntarily contribute to the Plan up to 30% of pre-tax annual compensation, as defined by the Plan (up to the IRS maximum allowable amount).  Participants may also rollover amounts representing distributions from other eligible retirement plans.  Participants direct their contributions and the Company’s contributions in 1% increments in the Guaranteed Interest Account, mutual funds, Stable Value Fund, and the Company’s common stock.  Participants may change their investment options daily.  All contributions are held in a trust and invested by the Plan’s custodian in accordance with the options elected by the participants (i.e. all investments are participant directed).  The maximum allowable pre-tax voluntary contribution, as determined by the Internal Revenue Service, was $16,500 for 2010 and 2009.

The matching employer contribution is 100% of the first 5% of base compensation that a participant contributes to the Plan.  The Plan also provides for a Company discretionary contribution at the sole discretion of its Board of Directors in an amount to be determined annually by the Company.  Discretionary contributions to the Plan are allocated based on the ratio of each participant’s compensation to total compensation of all eligible participants.  Plan participants must be employed by the Company as of the Plan’s year end, have at least one year of service and have earned at least 1,000 hours of service during the Plan year to be eligible for any discretionary contributions.

(c)                      Participants’ Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and their pro rata share of the Company’s discretionary contributions (if any), and an allocation of Plan earnings or losses including market value adjustments on Plan investments and forfeitures.  Earnings on investments are allocated on a pro rata basis to individual participant accounts based on the type of investment and the ratio of each participant’s individual account balance to the aggregate of participant account balances.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1)                     Plan Description, Continued

(d)                     Vesting

Employee contributions, rollover contributions and employer contributions are immediately 100% vested.  Prior to January 1, 2001, a participant’s share of the Company’s matching and discretionary contributions vested based upon the participant’s years of service.

(e)                      Distribution of Participants’ Accounts

The entire vested balance of a participant’s account may be distributed at the date of the participant’s retirement from the Company, termination of service from the Company, death, or permanent and total disability.  The normal retirement age, as defined by the Plan, is the date at which participants reach the age of 65 and reach 5-years of service.  If a participant terminates before retirement, the participant will receive either a lump sum payment of their account balance or if the account exceeds $1,000, the participant may elect any distribution date up to age 70½.

(f)                        Forfeiture Provisions

For participants receiving distributions upon termination, who were terminated prior to January 1, 2001, the non-vested portion of the employer contributions will be held in a separate account until the earlier of a distribution or a five-year break in service has occurred.  If the participant chooses not to receive a distribution, the non-vested portion of the employer contributions will be held until five consecutive one-year breaks in service have occurred.  At the end of these respective time periods, if the participant has not returned to employment at the Company, the non-vested benefits will be forfeited and allocated according to the Plan document.  Employer contributions for participants terminated after January 1, 2001 are fully vested upon termination.  Unallocated forfeitures totaled $171,968 and $195,379 at December 31, 2010 and 2009, respectively, and were held in the Guaranteed Interest Account.

(g)                     Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  A participant may not have more than two loans outstanding at any time.  The loans, which are collateralized by the balance in the participant’s account, bear a fixed rate of interest comparable to the fixed interest rates charged by commercial lenders.  Interest rates on loans outstanding ranged from 4.25% to 9.25% at December 31, 2010.  Principal and interest are subject to a payment schedule through payroll deductions.  Each loan is documented in the form of a promissory note.  All loans are to be repaid within a period not to exceed 5 years.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(2)                 Summary of Significant Accounting Policies

(a)                     Basis of Accounting

The accompanying financial statements are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(b)                     Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

(c)                      Investment Valuation and Income Recognition

The Plan’s mutual funds are stated at fair value as determined by The Prudential Insurance Company of America, (the “Custodian”), and are based on the net asset value of units held by the Plan at year-end.  The shares of Cubic Corporation common stock are valued at quoted market prices at year-end, as reported by the Custodian.

Investment contracts held in the Guaranteed Interest Account are valued at fair value, which represents contributions, reinvested income, less any withdrawals, plus accrued interest.  Fair value represents the estimated proceeds that would have been paid had the contract been discontinued as of December 31, 2010.  The fair value is derived by multiplying the contractual Market Value Adjustment (“MVA”) by the contract value.  The MVA formula approximates the change in market value of a bond given a change in the rate environment and is equal to the average rate being credited under the contract minus the rate credited to new deposits for plans with similar features multiplied by a duration of time estimate.  The investment contracts are fully benefit responsive because participants may direct withdrawals and transfers at contract value.  Interest rates approximate market rates.  The average yield on such contracts was 3.00% and 3.75% for 2010 and 2009, respectively.  The crediting interest rates are reviewed quarterly but cannot be less than 3.00% and were 3.00% at December 31, 2010 and 2009.  The fair value of the Guaranteed Interest Account at December 31, 2010 and 2009 was $6,946,314 and $5,895,925, respectively.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  Participants may not transfer between the Guaranteed Interest Account, the Money Mart Assets Fund Z and the Stable Value Fund without first investing in another investment option of the Plan for a period of 90 days.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(2)                     Summary of Significant Accounting Policies, Continued

(c)                      Investment Valuation and Income Recognition (continued)

The Guaranteed Interest Account’s contract does not permit the Custodian to terminate the agreement prior to the scheduled maturity date.

Investment contracts held in the Stable Value Fund are valued at fair value, which represents contributions, reinvested income, less any withdrawals, plus accrued interest.  The Stable Value Fund invests in investment contracts, traditional guaranteed investment contracts (“GICs”) and security-backed contracts issued by insurance companies and other financial institutions.  The fair value of the units of this investment is based on the fair value of the underlying investments, and a net asset value can be calculated for this fund as audited financial statements are available. The fair value of a GIC is based on the present value of future cash flows using the current discount rate.  The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract.  The fair value of a wrapper contract provided by a security-backed contract issuer is the present value of the difference between the current wrapper fee and the contracted wrapper fee.  Fair value is adjusted to contract value on the financial statements.  The investment contracts are fully benefit responsive because participants may direct withdrawals and transfers to contract value.  Interest rates approximate market rates.  The average yield on such contracts were 2.76% and 3.09% for 2010 and 2009, respectively. The fair value of the Stable Value Fund at December 31, 2010 and 2009 was $9,001,067 and $7,515,173, respectively.  The Stable Value Fund’s contract does not permit the Custodian to terminate the agreement prior to the scheduled maturity date.

Interest income is recognized when earned.  Dividend income is recorded on the ex-dividend date.  Realized gains and losses on investments are recognized upon the sale of the related investments and unrealized appreciation or depreciation is recognized at period end when the carrying values of the related investments are adjusted to their estimated fair market value.  Purchase and sales of securities are reflected on a trade-date basis.

Earnings on investments, with the exception of participant loans, are allocated on a pro rata basis to individual participant accounts based on the type of investment and the ratio of each participant’s individual account balance to the aggregate of participant account balances.  The portion of interest included in each loan payment made by a participant is recognized as interest income in the participant’s individual account.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(2)                     Summary of Significant Accounting Policies, Continued

(d)                     Net Change in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net change in the fair value of its investments, which consists of the realized gains and losses and the net unrealized increase (decrease) on those investments.

(e)                      Fair Value Measurements

The valuation techniques required to determine fair value are based upon observable and unobservable inputs.  Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions.  The two types of inputs create the following fair value hierarchy:

Level 1 — Valuation is based upon quoted prices in active markets for identical assets or liabilities.

Level 2 — Valuation is based upon other significant observable inputs (including quoted prices for similar assets or liabilities in active markets, identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, etc).

Level 3 — Valuation is based upon significant unobservable inputs, including the reporting entity’s own assumptions in determining the fair value of investments.

The inputs or methodology used by valuing securities are not necessarily an indication of risk associated with investing in those securities.

The following is a description of the valuation methodologies used for investments measured at fair value.  There have been no changes in the methodologies used at December 31, 2010 and 2009. The Guaranteed Interest Account and the Stable Value Fund are measured using the market approach.  The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(2)       Summary of Significant Accounting Policies, Continued

(e)                      Fair Value Measurements, continued

The following is a summary of investments classified in accordance with the fair value hierarchy:

	Investments at Fair Value as of December 31, 2010				December 31,
	Level 1	Level 2	Level 3	Total	2009
Guaranteed interest account	$—	$—	$6,946,314	$6,946,314	$5,895,925

Mutual funds:
Domestic equity funds	41,972,900	—	—	41,972,900	35,918,112
Domestic bond funds	10,765,848	—	—	10,765,848	9,067,515
International equity fund	13,910,305	—	—	13,910,305	12,976,419
Hybrid fund	6,226,372	—	—	6,226,372	5,598,478
Money market fund	3,120,794	—	—	3,120,794	2,715,945
International bond fund	396,654	—	—	396,654	—
Total mutual funds	76,392,873	—	—	76,392,873	66,276,469

Stable value fund	—	9,001,067	—	9,001,067	7,515,173

Cubic Corporation common stock	1,721,157	—	—	1,721,157	1,398,602

Total investments at fair value	$78,114,030	$9,001,067	$6,946,314	$94,061,411	$81,086,169

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment for the year ended December 31, 2010.

Level 3 investment as of December 31, 2010

Guaranteed
Interest
Account
Balance, beginning of year	$5,895,925

Purchases, sales, issuances and settlements-net	1,050,389

Balance, end of year	$6,946,314

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(2)       Summary of Significant Accounting Policies, Continued

(e)                      Fair Value Measurements, continued

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASU No. 2010-06), which amends ASC 820, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 was adopted in 2010, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010.   The adoption of the remaining requirements of ASU No. 2010-6 is not expected to have a significant impact on the financial statements.

In September 2010, the FASB issued an accounting standards update requiring that loans made by defined contribution plans to plan participants be accounted for as notes receivable from participants rather than as an investment. This update requires that participant loans be segregated from the plan investments and measured at their unpaid principal balance plus accrued but unpaid interest. This new guidance was adopted for the year ending December 31, 2010.

(f)                        Risk and Uncertainties

The Plan provides for various investment options in mutual funds, a Stable Value Fund, a Guaranteed Interest Account, and Cubic Corporation common stock.  These investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of the investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(g)                     Concentration of Credit Risk

All of the Plan’s investments are financial instruments which potentially subject the Plan to concentrations of credit risk.  Management believes that the Custodian maintains the Plan’s investments with high credit quality institutions and attempts to limit the credit exposure of any particular investment.

(h)                     Payments of Benefits

Benefit payments are recorded when paid.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(2)       Summary of Significant Accounting Policies, Continued

(i)                        Administrative Expenses

Most administrative expenses are paid directly by the Plan sponsor.  Investment management services fees, audit fees and legal fees may be paid using forfeitures of the Company’s contributions.

(j)                        Reclassification

The FASB issued guidance about fair value of alternative investments in 2009.  The Plan adopted this guidance and, as such, the Stable Value Fund has been reclassified from Level 3 to Level 2 of the fair value hierarchy in 2010, with no effect on the net assets available for benefits.

(3)                 Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2010	2009

American Europacific Growth R4	$13,910,305	$12,976,419
Prudential Stable Value Fund	$9,001,067	$7,515,173
Janus Growth and Income Fund	$8,892,594	$8,153,085
PIMCO Total Return Bond Admin	$7,137,396	$5,832,707
Guaranteed Interest Account	$6,946,314	$5,895,925
Vanguard Wellington Fund	$6,226,372	$5,598,478
Jennison Growth Fund Z	$5,419,464	$5,149,195
Vanguard Institutional Index	*	$4,324,784
Davis New York Venture Fund	*	$4,190,038

* Investment balance is less than 5% of the Plan’s net assets available for benefits.

The Plan’s investments (including gains and losses on investments bought and sold, as well as those held during the year) increased in value by $7,051,317 during the year ended December 31, 2010 as follows:

Mutual funds	$6,464,658
Stable value fund	217,826
Company stock	368,833

$7,051,317

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(4)                     Excess Contributions Payable

During the years ended December 31, 2010 and 2009, the Plan failed certain of its nondiscrimination tests.  As a result, refunds of excess contributions are required to be paid out to participants in order for the Plan to meet compliance testing requirements.  Accruals were made for these excess contributions amounting to approximately $4,168 and $37,650 for the years ended December 31, 2010 and 2009.  Refunds are paid in the year subsequent to the year in which these excess contributions occurred.

(5)                     Tax Status

The Plan received a favorable tax determination letter from the Internal Revenue Service dated October 17, 2001, which states that the Plan qualifies under the applicable provisions of the Internal Revenue Code and that it is therefore exempt from federal income taxes.  In the opinion of the plan administrator, the Plan continues to meet the Internal Revenue Code requirements and is currently operating such that its exempt status has been maintained.  Accordingly, no provision for income taxes has been included in the accompanying financial statements.

(6)                     Plan Termination and Amendment

Although the Company has not expressed any intent to do so, the Company has the right, under the Plan agreement, to amend any or all provisions of the Plan as well as discontinue contributions and terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts, and the net assets of the Plan must be allocated among the participants and beneficiaries of the Plan in the order provided for by ERISA.

(7)                     Parties-In-Interest

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan, or an employer whose employees are covered by the Plan.  Certain Plan investments are shares of a Guaranteed Interest Account managed by Prudential Insurance Company of America, mutual funds, and a Stable Value Fund managed by Wells Fargo Bank Minnesota, N.A.  Prudential Insurance Company of America is the Custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  An employee of the Company’s parent, Cubic Corporation, serves as the trustee and plan administrator of the Plan.  In addition, Plan investments include investments in the Company’s common stock; therefore, these transactions also qualify as party-in-interest transactions.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(8)                     Form 5500

There were no differences between the accompanying financial statements as of December 31, 2010 and 2009 and the financial information reported on the Form 5500.

(9)                     Subsequent Events

The Company has agreed to amend the Plan in 2011 to allow for a Roth 401(k) provision effective April 1, 2011.

SUPPLEMENTAL SCHEDULE

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Schedule H, Part IV, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2010

EIN # 95-1678055

Plan # 005

		(c)
		Description of investment
	(b)	including maturity date,		(e)
	Identity of issue, borrower,	rate of interest, collateral,	(d)	Current
(a)	lessor, or similar party	par, or maturity value	Cost **	value
	American Europacific Growth R4	Mutual Fund
		American Europacific Growth R4	$—	$13,910,305
*	Wells Fargo Bank Minnesota, N.A.	Common Collective Trust Account
		Prudential Stable Value Fund	—	9,001,067
	Janus Growth and Income Fund	Mutual Fund
		Janus Growth and Income Fund	—	8,892,594
	PIMCO Total Return Bond Admin	Mutual Fund
		PIMCO Total Return Bond Admin	—	7,137,396
*	Prudential Insurance Company of America	Guaranteed Interest Fund
		Prudential Guaranteed Interest Account	—	6,946,314
	Vanguard Wellington Fund	Mutual Fund
		Vanguard Wellington Fund	—	6,226,372
*	Prudential Mutual Funds	Mutual Fund
		Jennison Growth Fund Z	—	5,419,464
	Vanguard Institutional Index	Mutual Fund
		Vanguard Institutional Index	—	4,656,619
	American Beac LG Cap Val Inst	Mutual Fund
		American Beac LG Cap Val Inst	—	4,448,003
	Davis New York Venture Y	Mutual Fund
		Davis New York Venture Fund	—	4,343,207
	Thornburg Core GR 1	Mutual Fund
		Thornburg Core GR 1	—	4,234,390
	American Century Gov’t Bond Investment	Mutual Fund
		American Century Government Bond	—	3,462,854
	Goldman Sachs Mid Cap Ins	Mutual Fund
		Goldman Sachs Mid Cap Ins	—	3,121,513
*	Prudential Mutual Funds	Mutual Fund
		Prudential Money Mart Assets Fund Z	—	3,120,794
	T. Rowe Price	Mutual Fund
		T. Rowe Price Mid-Cap Growth Fund	—	2,488,720
*	Cubic Stock	Equity Securities
		Cubic Corporation Common Stock	—	1,721,157
	Royce Value Plus Fund 1	Mutual Fund
		Royce Value Plus Fund 1	—	1,226,222
	Vanguard Mid Cap Ind Fund	Mutual Fund
		Vanguard Mid Cap Ind Fund	—	978,594
	Vanguard Small Cap Index	Mutual Fund
		Vanguard Small Cap Index	—	810,923
	Vanguard GR Index Inv	Mutual Fund
		Vanguard GR Index Inv	—	594,470
	Royce Total Return Fund	Mutual Fund
		Royce Total Return Fund	—	502,762
	Templeton Funds	Mutual Fund
		Templeton Global Bond Fund	—	396,654
	Vanguard Value Index	Mutual Fund
		Vanguard Value Index	—	255,419
	Vanguard Inflation Protected Sec	Mutual Fund
		Vanguard Inflation Protected Sec	—	165,598
*	Notes receivable from participants	Various maturities (Interest rates from 4.25% - 9.25%)	—	2,085,346

			$—	$96,146,757

*                 Parties-in-interest

**          Historical cost is not required as all investments are participant directed.

B. Exhibit List.

Exhibit 23.1       Consent of Mayer Hoffman McCann P.C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, The Cubic Applications, Inc. 401(k) Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cubic Applications, Inc. 401(k) Retirement Plan

Date: June 13, 2011	By:	/s/ John D. Thomas

John D. Thomas
Vice President Finance and Corporate Development
and Plan Administrative Committee Member